Exhibit 99.1

XPENG Announces Vehicle Delivery Results for April 2023

Debut of New Ultra Smart Coupe SUV G6 Generates Enthusiasm at Auto Shanghai

Guangzhou, China – May 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for April 2023.

In April 2023, XPENG delivered 7,079 Smart EVs. Launched in March 2023, the new P7i sports sedan continues to gather strong order intake momentum. The Company is significantly ramping up production which will accelerate customer deliveries of the P7i in the near future.

On April 18, XPENG debuted its latest production model, the Ultra Smart Coupe SUV G6, at Auto Shanghai 2023. The debut generated remarkable enthusiasm among visitors at Auto Shanghai 2023, making the XPENG booth among the most popular at the event. Built on XPENG’s next-generation technology architecture, SEPA2.0, the G6 showcases a series of cutting-edge architectural solutions including autonomous driving, intelligent cabin design, superfast charging and industry-leading vehicle engineering. The official launch of the G6 is planned for the end of the second quarter 2023 with deliveries immediately following.

In April, XPENG G9 received the third-class road test license in Guangzhou for autonomous driving tests carrying passengers. The Company expects to expand the G9’s autonomous driving tests to all customers in the Huangpu District of Guangzhou in the second half of 2023, making a new mobility experience available to more customers.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.